SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number:    1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the First Half of 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 19, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Major Operating Data of the First Half of 2018

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the six months ended 30 June 2018:

I.	Major operating data of the first half of 2018

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	194.73	190.34	9,762,647
Gasoline	163.09	166.29	12,115,405
Jet Fuel note 1	73.95	47.79	1,976,644
Intermediate petrochemicals
PX note 2	32.99	27.43	1,696,617
Benzene note 1	16.95	15.31	848,622
Ethylene Glycol note 2	24.56	19.28	1,279,173
Ethylene Oxide	8.13	7.71	690,526
Ethylene note 2	40.25	0	0
Resins and plastics
PE	22.70	21.39	2,095,115
PP	24.74	22.87	1,951,761
Polyester chips note 1 note 2	18.17	13.64	976,809
Synthetic fibres
Acrylics	6.24	6.32	951,085
Polyester	2.42	1.99	182,857

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the first half of 2018

Unit: RMB yuan/ton

Product	The average price in the first half of 2018	The average price in the first half of 2017	Change
Diesel	5,129	5,110	0.37%
Gasoline	7,286	6,632	9.86%
Jet Fuel	4,136	3,671	12.65%
Ethylene	-	8,743	-
PX	6,185	5,879	5.21%
Benzene	5,542	6,056	-8.48%
Ethylene Glycol	6,633	6,062	9.43%
Ethylene Oxide	8,954	8,344	7.32%
PE	9,794	9,193	6.54%
PP	8,535	8,049	6.04%
Polyester chips	7,159	6,443	11.12%
Acrylics	15,056	12,650	19.02%
Polyester	9,192	8,007	14.80%

Raw material	The average processing cost in the first half of 2018	The average processing cost in the first half of 2017	Change
Crude oil	3,067.71	2,653.83	15.60%

III.	Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 19 July 2018